Prospectus
                                3,614,052 Shares


                           [EA INDUSTRIES, INC. LOGO]



                               EA INDUSTRIES, INC.

                                  Common Stock


         This Prospectus relates to the offer for sale of 3,614,052 shares of common stock (the "Shares") of EA Industries, Inc. (the "Company" or "EAI") from time to time after the date hereof by certain stockholders, warrant holders and convertible debenture holders ("Debenture Holders") of the Company (the warrant holders, Debenture Holders and such stockholders are collectively referred to as the "Selling Securityholders" and individually as a "Selling Securityholder"), together with the 36,140.52 Preferred Stock Purchase Rights ("Rights") associated with such Shares. The Rights associated with the Shares are not exercisable or transferrable apart from the Shares as of the date of this Prospectus and no additional consideration has been, or will be, received by the Company in connection with the granting of such Rights upon the issuance of the Shares. Except as described elsewhere in this Prospectus, the Company will not receive any portion of the proceeds from the sale of the Shares offered hereby. See "Plan of Distribution and Selling Securityholders."

         THE SECURITIES BEING SOLD HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE COMPANY HAS EXPERIENCED LOSSES FOR THE PAST FOUR YEARS. SEE "RISK FACTORS" COMMENCING ON PAGE 8 OF THIS PROSPECTUS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
             AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

         The Shares will be offered by the Selling Securityholders or their donees or pledgees for resale by this Prospectus from time to time after the date hereof in one or more transactions on the New York Stock Exchange ("NYSE"), in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). Any broker-dealers that participate in the distribution of the Shares including, without limitation, the Debenture Holders, may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares sold by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Each of the Selling Securityholders may also be deemed to be an underwriter as defined in the Securities Act.

          The Company's common stock (the "Common Stock") is traded on the NYSE under the symbol EA. However, as a result of, among other things, continuing losses, the Company has been informed by the NYSE that its shares of Common Stock no longer qualify for listing on the NYSE. Although the NYSE has not taken any affirmative action to de-list the Common Stock, it has reserved the right to do so. See "Risk Factors." On January 15, 1996, the last reported sale price of the Common Stock as reported by the NYSE was $4.875.

         The expenses relating to the offering are estimated to be $42,076 all of which will be paid by the Company.

                The Date of this Prospectus is February 7, 1996.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities by anyone in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         The Company's Common Stock is listed on the New York Stock Exchange ("NYSE"), 11 Wall Street, New York, New York 10005. Information regarding the Company is also available at the NYSE.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended on Form 10-K/A dated April 28, 1995, Quarterly Report on Form 10-Q for the quarter ended April 1, 1995, Current Report on Form 8-K dated January 4, 1995, as amended on Form 8-K/A dated March 17, 1995, relating to the Tanon Acquisition (as such term is hereinafter defined), Current Report on Form 8-K dated January 16, 1995, as amended on Form 8-K/A dated March 30, 1995, relating to the BarOn Investment (as such term is hereinafter defined), Current Report on Form 8-K dated May 24, 1995, relating to updated pro forma financial data and historical financial statements for Tanon Manufacturing, Inc. and BarOn Technologies Ltd., Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, Current Report on Form 8-K dated August 3, 1995 relating to an agreement in principle to form a joint venture with IAI (hereinafter defined), as amended on Form 8-K/A dated August 10, 1995, and the Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and the definitive Proxy Statement dated September 14, 1995 are incorporated herein by reference and made a part hereof.

     All documents filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described in this Prospectus shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such

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statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The description of the Company's Common Stock is incorporated herein by reference from the registration statement therefor under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         The description of the Company's Preferred Stock Purchase Rights is incorporated herein by reference from the registration statement therefor under
Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Shareholder Relations, EA Industries, Inc., 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, telephone: (908) 229-1100.


                                TABLE OF CONTENTS



                                                                                                             Page

AVAILABLE INFORMATION.........................................................................................(2)
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................................................(2)
THE COMPANY...................................................................................................(4)
RISK FACTORS .................................................................................................(8)
USE OF PROCEEDS..............................................................................................(17)
SELECTED CONSOLIDATED FINANCIAL DATA.........................................................................(18)
PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS................................................................(19)
LEGAL MATTERS................................................................................................(21)
EXPERTS......................................................................................................(21)
INDEMNIFICATION OF DIRECTORS AND OFFICERS....................................................................(21)




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                                   THE COMPANY

General

         The Company is in the business of providing contract electronic manufacturing services to original equipment manufacturers. The Company functions in whole or in part as the manufacturing arm of its customers, providing services which range from the assembly of printed circuit boards to the complete procurement, production, assembly, testing and delivery of entire electronic products and systems.

         The Company has invested in new manufacturing equipment to accommodate the increased business for surface mount technology ("SMT") equipment. The SMT process is increasingly replacing the older, through-hole technology previously utilized in the assembly of printed circuit boards. SMT allows for production of a smaller circuit board, with greater component and circuit density, resulting in increased performance. Management believes that SMT will continue to constitute an increasing percentage of printed circuit board production and assembly.

         The Company manufactures over 1,500 different assemblies which are incorporated into product lines of over 30 different companies. The Company provides its services primarily to manufacturers of: micro, mini and mainframe computers; computer peripheral equipment; high quality graphic equipment; office equipment; telecommunications equipment; consumer appliances, industrial tools and measuring devices.

         During 1994, the Company's sales and gross profit increased to approximately $30.5 million and $2.8 million, respectively, while sales, general and administrative expenses declined. The Company's net loss from continuing operations in 1994 was $4,784,000 which includes a provision for restructuring of $2,400,000, compared to a loss of $4,664,000 in 1993 from continuing operations. During the first nine months of 1995, the Company's sales increased to $56,128,000 from $22,491,000 during the same period in 1994, primarily as a result of the additional sales generated by Tanon. The Company had a net loss of $26,871,000 for the first nine months of 1995, which included non-recurring charges of $7,874,000 and $11,672,000, representing the charge to expense of purchased research and development resulting from its investments in BarOn and the Joint Venture with IAI, respectively, compared with a net loss of $868,000 for the first nine months of 1994. See "The Company - Recent Developments."

         Historically, the Company has had substantial recurring sales from existing customers. Current marketing efforts are aimed at obtaining long-term relationships with new customers, as well as maintaining its current customer base. The Company employs a variety of marketing techniques for the sale of its products, including direct sales efforts by an in-house sales force, and the utilization of independent sales representatives. The Company's backlog consists of firm purchase orders which are typically shipped within twelve months from receipt of order. As of year-end 1994 and 1993, the Company's backlog from continuing operations totalled approximately $19,240,000, and $19,453,000, respectively. At September 30, 1995 backlog was $44,719,000, which includes backlog of Tanon.

         In addition to the contract electronic manufacturing services conducted by the Company, during 1995 the Company completed the Tanon Acquisition (Tanon is a company also engaged in contract electronic manufacturing services), the BarOn Investment and entered into the Joint Venture with Israel Aircraft Industries, Ltd. For information with respect to these transactions, see "The Company - Recent Developments."

         The shares of the Company's Common Stock have been continuously listed for trading on the NYSE since 1962; however, the Common Stock presently does not meet the NYSE's requirements for continued listing. See "Risk Factors."


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         The Company's principal executive offices are located at 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, and its telephone number is
(908) 229-1100.


Recent Developments

         Tanon Acquisition. On January 4, 1995, the Company acquired Tanon Manufacturing, Inc. ("Tanon"), a privately owned contract electronic manufacturing firm with operations located in Fremont, California (the "Tanon Acquisition"). The Tanon Acquisition has been reported as a purchase for accounting purposes and, accordingly, the results of operations of Tanon are included with those of the Company from January 4, 1995 forward. Tanon's manufacturing services consist primarily of the assembly of printed circuit boards, the manufacturing and assembly of integrated electro-mechanical systems and related engineering support. At the closing of the Tanon Acquisition, the Company issued 1,538,462 shares of its Common Stock and granted options to purchase its common stock with a combined appraised value of $14,460,000 in exchange for all the outstanding common stock of Tanon and outstanding options to purchase common stock of Tanon. In addition, (a) the Company invested $2,000,000 in Tanon, and (b) the Company has agreed to use its best efforts to invest in (or, at the Company's option, loan to) Tanon (in form and on terms acceptable to the Company and its lenders) up to an additional $5,000,000 subject to receipt by the Company of an acceptable operating plan. To date the Company has invested approximately $2.4 million in Tanon.

         BarOn Investment. On January 16, 1995, the Company acquired a 25.01% equity interest in BarOn Technologies Ltd. ("BarOn"), a privately-owned Israeli corporation based in Haifa, Israel (the "BarOn Investment"). BarOn is a development stage company engaged in the research and development of a computer input device that can directly digitize handwriting in a variety of languages, from any surface. The BarOn Investment has been accounted for as a purchase of a minority interest using the equity method of accounting, and, accordingly, the Company's investment in BarOn and the 25.01% equity interest in the results of BarOn are included in the consolidated results of the Company from January 16, 1995 forward. At the closing of the BarOn Investment, the Company acquired 25.01% of the ordinary shares of BarOn for a consideration of cash and shares of Common Stock in the Company and a right to acquire an additional 8.33% of the ordinary shares of BarOn. The Company acquired 8.33% of the 25.01% equity interest in BarOn from certain shareholders of BarOn for $2,700,000 which was paid in cash at closing. The balance of 16.68% was acquired from BarOn in exchange for $3,000,000 in cash and 127,592 shares of Common Stock of the Company with an estimated value of $1,000,000. On September 30, 1995, the Company elected to acquire, in accordance with the terms of an Investment Agreement with BarOn, an additional equity interest of 8.33% of BarOn, which increased the Company's aggregate equity interest to 33-1/3% of the outstanding ordinary shares of BarOn. As a result of Company's election to acquire such additional equity interest, the Company recorded a current payable in the amount of $2,000,000 and issued 255,183 shares of Company's Common Stock valued at approximately $995,000. Subsequent to September 30, 1995 the Company paid $1,500,000 of such payable.

         Joint Venture with IAI. The Company, through a 52.3% owned subsidiary, has entered into a Joint Venture Agreement ("JVA") with Israel Aircraft Industries, Ltd., an Israel government corporation ("IAI"), for the purpose of forming a joint venture ("Joint Venture") with IAI to review, develop, and exploit certain non-military, non-classified technological applications ("Applications") developed by IAI. The transaction was consummated on August 8, 1995.

         To implement the JVA, in early August, 1995, the Company entered into a Preincorporation Agreement to form an Israeli corporation ("Partner") which is the joint venture partner and owns 50.1% of the Joint Venture. IAI owns 49.9% of the Joint Venture. Under the Preincorporation Agreement, Partner is owned as follows: (a) the Company owns a 52.3% interest, (b) certain Israeli persons own an aggregate of 25.2%, (c)


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Mark Hauser owns a 15% interest, (d) Irwin L. Gross, Chairman of the Company, owns a 5% interest, and (e) Broad Capital Associates owns a 2.5% interest.

         The equity interests in Partner were issued for an aggregate consideration of $10,000 to each of the shareholders. In addition, the Company and the Israeli citizens have advanced $6.3 million and $1.575 million, respectively, to Partner. Of such funds, $7.5 million has been advanced to the Joint Venture to be used solely for working capital purposes. The remaining $375,000 was used by Partner to pay expenses relating to Consummation of the Joint Venture and for working capital purposes. In connection with the consummation of the Joint Venture with IAI, warrants for 500,000 shares of the Company's common stock and 600,000 shares of the Company's common stock were granted to Israel Aircraft Industries Ltd. and A.M.P. Argonauts Ltd., respectively, at an exercise price of $7.25 per share. In addition, the Company issued 140,719 additional shares of Common Stock to Control Centers Ltd. and Moshe Wertheim in exchange for additional services rendered in connection with the Joint Venture. In addition, (i) Mark S. Hauser was granted options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $8.175, of which 33,333 shares are currently exercisable, (ii) Broad Capital Associates was granted options to purchase 425,000 shares of the Company's common stock at an exercise price of $8.125 per share, which options were subsequently amended to an exercise price of $4.50 per share and all of which are currently exercisable, provided that such amended options are exercised prior to March 1996, and (iii) Dedi Graucher was granted options to purchase 250,000 shares of the Company's common stock at an exercise price of $8.125 per share, which options were subsequently amended to an exercise price of $4.50 per share and all of which are currently exercisable, provided that such amended options are exercised prior to March, 1996.

         The JVA provides that the Joint Venture will review and evaluate Applications developed by IAI, which are in various stages of development. To review and evaluate the Applications, an investment committee ("Investment Committee") comprised of seven persons has been formed. Partner selected four of the seven members of the Investment Committee. If an Application is selected for development and exploitation, an entity will be formed ("Licensee") in which Partner will own a 50% interest and IAI will own a 50% interest, and IAI will grant such Licensee a perpetual, royalty free license for such Application. The Investment Committee will prepare a business plan to exploit each application selected, including a funding plan. The Company will be primarily responsible to raise the funds necessary to exploit the Application selected. However, the Company will not be under any obligation to raise any funds for such purpose unless and until the Investment Committee selects an Application for exploitation. In the event the Company is unable to raise the funds necessary to exploit any Application which the Investment Committee selects, IAI can terminate the JVA. The JVA can also be terminated under certain other circumstances.

         To fund its obligations under the Preincorporation Agreement, on August 3, 1995 the Company sold 1,458,333 shares of its Common Stock at a price of $4.80 per share for an aggregate of $7.0 million to five Israeli persons, three of whom are shareholders in Partner. The offering was made pursuant to an exemption under the Securities Act. The purchase agreements pursuant to which the shares were sold contained an adjustment provision which required the issuance of additional shares in the event that the average closing price of the shares for a certain period of time was less than the offering price in the offering. Such adjustment provision was triggered, and accordingly, the Company issued an aggregate of 59,281 additional shares to the five Israeli persons for no additional consideration. The proceeds from the offering were placed in escrow and were released upon the execution of the JVA. The balance of $700,000 remaining from the sale of 1,458,333 shares after funding the Company's obligations under the Preincorporation Agreement was used by the Company for working capital purposes. See "Risk Factors -Working Capital Needs and Liquidity Problems" and "Risk Factors - Future Sales of Common Stock."


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         With the exception of the initial investment of $6.3 million in Partner, the Company is unable to determine at this time the effect, if any, of this transaction on the results of operation of the Company or on its liquidity and capital resources.

         $3.6 Million Offering of 9% Convertible Debentures. On September 19, 1995 and October 2, 1995, the Company completed the sale of 9% convertible debentures in the aggregate principal amount of $3,600,000 to two foreign purchasers in an offering exempt from registration under the Securities Act. The proceeds from the sale were used by the Company for working capital purposes. The debentures were subsequently converted into a total of 800,000 shares of Company's Common Stock in accordance with their terms.

         $2.2 Million Offering of 10% Convertible Debentures. On November 22, 1995 and November 28, 1995, the Company completed the sale of 10% convertible debentures in the aggregate principal amount of $2,200,000 to four purchasers, in an offering exempt from registration under the Securities Act. The debentures are convertible into shares of Company's Common Stock at a conversion price equal to 80% of the average of the closing price of the Company's Common Stock trading on the New York Stock Exchange for the five days immediately preceding the date of conversion, provided that in no event shall the conversion price exceed $6.00 per share of Common Stock. In accordance with the terms of the debentures, the shares underlying the debentures are included in the registration statement of which this Prospectus is a part.

         $10 Million Offering of Convertible Notes. On December 29, 1995 (the "Closing Date"), the Company completed the sale of 7% convertible notes of the Company in the aggregate principal amount of $10,000,000 to GFL Advantage Fund Limited and GFL Performance Fund Limited (the "GFL Notes"). The Offering was made pursuant to an exemption under the Securities Act. The GFL Notes will mature on December 29, 1997 and are convertible into shares of the Company's Common Stock at a conversion price equal to 82% of the average of the closing price of the Company's Common Stock as traded on the New York Stock Exchange for the five days immediately preceding the date of notice to the Company that a purchaser wishes to exercise its right of conversion. The terms of the GFL Notes require that the GFL Notes will automatically convert into shares of Company's Common Stock as of the maturity date if the entire aggregate principal amount of the GFL Notes has not been converted as of such date, and each purchaser may not convert its GFL Note into a number of shares of Company's Common Stock which would result in the beneficial ownership by the purchaser of greater than 4.9% of the issued and outstanding shares of Company's Common Stock. In connection with the transaction, the Company has entered into a registration rights agreement pursuant to which it agreed to file a registration statement with the Securities and Exchange Commission covering the shares of Company's Common Stock underlying the GFL Notes within 25 days of the Closing Date and to cause the shares to be registered within 105 days following the Closing Date. Accordingly, such shares are included in this registration statement. The entire $10,000,000 received by the Company as consideration for the sale of the GFL Notes is being used for working capital purposes including the payment of $500,000 representing the final amount due to BarOn in connection with its acquisition of BarOn. See "Risk Factors - Future Sales of Common Stock." In the event that this registration statement is not declared effective within 105 days following the Closing Date (the "Computation Date"), the Company is obligated to pay to each purchaser an amount equal to 1.5% of the purchase price (i.e. the principal amount) of such purchaser's GFL Note on each of (i) the Computation Date and
(ii) on the date of expiration of each subsequent 30-day period following the Computation Date until this registration statement has been declared effective. Notwithstanding the foregoing, the Company shall not be required to make such payments beyond the twelve-month anniversary of the Computation Date. Under certain circumstances, the purchasers may request that the foregoing payments be made in shares of Company's Common Stock in lieu of cash.


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                                  RISK FACTORS


         In addition to the information set forth elsewhere in, and incorporated by reference into, this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby.

Absence of Profitable Operations

         The Company has not had a profitable year since 1990. Although the Company has eliminated certain operations and reduced expenses in an attempt to improve its operating results, there can be no assurance that the Company's results of operations will improve or that the Company will be profitable in the future.

History of Losses

         The Company has incurred significant losses in each of the last four years and for the nine-month period ended September 30, 1995, accumulating to approximately $41.2 million. The Company's accumulated deficit was approximately $39.3 million as of September 30, 1995. In addition, the Company had negative cash flows from continuing operations in each of the last four years and for the nine-month period ended September 30, 1995. Moreover, under the Company's asset based credit facility, the Company's borrowing capacity can be severely curtailed by its lenders.

Delisting of the Company's Common Stock from Trading on the New York Stock Exchange

         The Company has been informed by the New York Stock Exchange ("NYSE") that the Company's Common Stock no longer qualifies for listing on the NYSE. In order for the Company to maintain the listing of its Common Stock on the NYSE, the Company must meet certain continued listing criteria, including without limitation, minimum levels with respect to (1) the number of shareholders and shareholdings (1,200 holders each owning 100 shares or more), (2) the number of publicly-held shares (600,000), (3) the aggregate market value of publicly-held shares ($5,000,000) and of all outstanding shares ($8,000,000), and (4) minimum annual earnings (average of $600,000 per year for prior three years). On September 11, 1991, the NYSE notified the Company in writing that a review of the Company's annual financial results for the fiscal year ended December 31, 1990 indicated that the Company had fallen below the continued listing criteria for aggregate market value of outstanding shares (less than $8,000,000) and average earnings for the prior three years (less than $600,000 per year). As of the date of this Prospectus, the Company believes that it is in compliance with all of the NYSE's continued listing criteria, with the exception of the minimum average earnings of $600,000 for each of the last three fiscal years. The NYSE has indicated in each of its letters following March 29, 1995 approving the listing of additional shares of Common Stock, that consideration is being given to the appropriateness of continued listing of the Company's Common Stock. Management of the Company met with representatives of the NYSE on April 21, 1995 to discuss this matter, and the NYSE has requested another meeting to be tentatively held in early 1996. To date, to the Company's knowledge, the NYSE has taken no affirmative action to delist the Common Stock, but has reserved the right to do so in the future. If the Company's Common Stock is delisted from the NYSE, it could have a material adverse effect on the price and liquidity of the Company's Common Stock.

         In the event that the Company's Common Stock is de-listed from the NYSE, it could seek to list its Common Stock on the National Association of Securities Dealers Inc.'s Automated Quotation System ("NASDAQ") or another exchange. While the Company believes that it is presently eligible for listing on the NASDAQ Small-Cap Market System but not the National Market, there can be no assurance that the Company would be eligible for listing its Common Stock on either of such NASDAQ listing systems or any other exchange

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at such time. If the Company would be ineligible to list its Common Stock on NASDAQ or any other exchange at such time, there would be no established trading market for the Company's Common Stock except as may be established in the National Association of Securities Dealers Inc.'s OTC Bulletin Board Service or in the "pink sheets," which, as discussed above, could have a material adverse effect on the price and liquidity of the Company's Common Stock. In addition, the Company's Common Stock could then become subject to the Commission's "penny stock" rules which regulate broker-dealer sales practices. Such rules could restrict the ability of broker-dealers to sell the Company's Common Stock, which could also have a material adverse effect on the price and liquidity of the Company's Common Stock.

Working Capital Needs and Liquidity Problems

         As described above, the Company has experienced negative cash flow from operations and significant operating losses in each of the four years ending December 31, 1994 and for the nine-month period ended September 30, 1995. In January and February 1994, in order to conserve cash and reduce expenses, the Company imposed a 20% decrease in pay on substantially all employees, arranged for additional concessions from its West Long Branch landlord, deferred certain debts and lease payments and arranged to raise capital as described below. Cash flows from financing activities during 1994 amounted to $13,192,000, resulting primarily from the issuance of 1,200,000 units (each unit consisting of one share of Common Stock, a Class A Warrant (hereinafter defined) and a Class B Warrant (hereinafter defined)) (the "February Units") in the private placement completed in February 1994 (the "February 1994 Private Placement") and the issuance of 2,500,000 units (each unit consisting of one share of Common Stock and one Class C Warrant (hereinafter defined) (the "June Units") in the private placement commenced in June 1994 (the "June 1994 Private Placement") and exercise of related Class C Warrants issued in the June 1994 Private Placement, net of reductions in outstanding debt. The proceeds from these activities were used to maintain cash balances for working capital and to consummate the Tanon Acquisition and the BarOn Investment.

         In order to provide additional capital, the Company made the following offerings, each exempt from the registration provisions under the Securities
Act: (i) on April 14, 1995, the Company completed the sale of 525,000 shares of Common Stock at $5.85 per share for net proceeds of approximately $3,000,000;
(ii) on July 21, 1995, the Company completed the sale of 416,667 shares of Common Stock at $4.80 per share for net proceeds of approximately $2,000,000;
(iii) on September 19, 1995, the Company completed the sale of $3,150,000 principal amount convertible subordinated debentures, which debentures were subsequently converted into 700,000 shares of Company's Common Stock; (iv) on October 2, 1995, the Company completed the sale of $450,000 principal amount convertible subordinated debentures, which debentures were subsequently converted into 100,000 shares of Company's Common Stock; (v) on November 22, 1995 and November 28, 1995, the Company completed the sale to four purchasers of an aggregate of $2,200,000 principal amount convertible subordinated debentures, which debentures are convertible into shares of Common Stock as set forth in such debentures; and (vi) on December 29, 1995, the Company completed the sale to two purchasers of an aggregate of $10,000,000 principal amount debentures, which debentures are convertible into shares of Common Stock as set forth therein. The proceeds from these offerings are being used for working capital purposes. In addition, in November 1995 the Company and Broad Capital Associates agreed to amend certain options for (i) 375,000 shares of Company's Common Stock granted to Broad Capital Associates on April 27, 1995 (the "April Options") at an exercise price of $8.1875 per share and (ii) 425,000 shares of Company's Common Stock granted to Broad Capital Associates on July 5, 1995 (the "July Options") at an exercise price of $8.125 per share. The exercise price and the vesting provisions of the April Options and July Options were amended so that the exercise price was decreased to $4.50 per share and all of the options became immediately exercisable, provided that such amendments will remain effective until March 1996, at which time the terms of the unexercised options will revert to their original terms. In November 1995, Broad Capital exercised the April Options for 200,000 shares which resulted in proceeds of $900,000 to the Company. Such proceeds were used for working capital purposes. None of the other options have been exercised as of the date hereof. In addition, in contemplation of the Tanon

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Acquisition, the Company had implemented measures to reduce costs, including the closing and sale of its Southwest operations in Arizona and Mexico, which the Company substantially completed in the second quarter of 1995, and reduction of indirect manufacturing and sales, general and administrative staff in its West Long Branch, New Jersey and Fremont, California facilities which the Company substantially completed by the third quarter of 1995. Although the Company's projections indicate that operating losses and negative cash flows from operations will continue during 1996, management believes that its available cash, together with funds available under its existing lines of credit, will enable the Company to meet its obligations in the normal course of business through December 31, 1996, however, no assurance can be given in that regard.

         The Company believes that the proceeds from the sale of the convertible notes in December, 1995 will provide sufficient capital to satisfy the requirements of its business plan which includes making certain investments in BarOn and Tanon. The Class A and Class B warrants issued in the February 1994 Private Placement, if exercised, could provide the Company with additional capital of approximately $3,100,000. Additional capital could also come from the exercise of the other warrants held by warrant holders of which the underlying shares are covered by the Company's currently effective registration statement (such warrants, together with the Class A Warrants and Class B Warrants are collectively hereinafter referred to as the "Warrants"). To date, Class A and Class B warrants to purchase 1,241,000 shares have been exercised and the Company received $1,302,000 in proceeds. No assurance can be given that the remainder of such Warrants will be exercised. In addition, the Company is presently in negotiations with its existing lenders to increase the amount available under its revolving credit facilities and is attempting to raise additional capital. There can be no assurance that such additional borrowings or financing will be available. See "The Company - Recent Developments."

         The Company maintains an asset based credit facility with Congress Financial Corporation, which is described in detail in note 5, "Notes Payable and Line of Credit" of Notes To Consolidated Financial Statements at Item 8 of the Company's latest Annual Report on Form 10-K, as amended on Form 10-K/A, for the year ended December 31, 1994. At September 30, 1995, the Company had $3,514,000 outstanding under this credit facility and had approximately $229,000 available for borrowing. There are two covenants with which the Company must comply under this facility. Working capital, as defined, must exceed $750,000 and tangible net worth must exceed negative $500,000. The Company was in compliance with both covenants as of September 30, 1995 and believes that it is in compliance with such covenants as of the date of this Prospectus.

         Tanon maintains a separate revolving line of credit with a commercial bank that provides for short-term borrowings up to $5.5 million based on eligible accounts receivable and inventories. At September 30, 1995, $5,500,000 was committed under this line ($5,195,000 in loans and $305,000 in a letter of credit). This line bears interest at prime plus 1.5% and is due on demand. The credit agreement pertaining to this line of credit restricts Tanon from entering into certain transactions and contains covenants regarding the maintenance of working capital, minimum net worth and debt-to-equity ratios, together with minimum profitability requirements. The covenants require Tanon to maintain or achieve working capital in an amount greater than deficit $150,000, tangible net worth of not less than $2.8 million, a quick ratio of .50 to 1, a debt to equity ratio of less than 5.50 to 1, and minimum quarterly profitability of $20,000 for each fiscal quarter of Tanon. At September 30, 1995 Tanon was in compliance with all of these covenants, and the Company believes that it is in compliance with such covenants as of the date of this Prospectus.

Limitations on Dividend Payments

         The Company has not had a profitable year since 1990 and has paid no cash dividends from that date through the date of this Prospectus. If the Company were to become profitable, it would expect that all of such earnings would be retained to support the business of the Company. Accordingly, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Moreover, certain financial covenants set forth in the Company's current loan agreement prohibit the Company from paying cash dividends.

                                      (10)

Dependence on a Limited Number of Customers and the Electronics Industry

         Concurrent Computer Corporation, Iris Graphics, Inc. and Dialogic Corporation were the Company's largest customers during the fiscal year ended December 31, 1994 and accounted for 33%, 25% and 11%, respectively, of the Company's net sales for such period. Two customers of Tanon, Tandem Computers Incorporated and another customer which is a private company, accounted for 39% and 16%, respectively, of Tanon's net sales during its fiscal year ended December 31, 1994. The Company expects that most of its and Tanon's current customers will continue to account for a significant portion of its net sales. However, since customer contracts can be cancelled and purchase levels can be changed or purchases delayed at any time, the timely replacement of cancelled, delayed or reduced contracts with new orders cannot be assured. In addition, substantially all of the Company's and Tanon's customers are in the computer, telecommunications and electronics industries which are each subject to rapid technological changes. Such technological changes could have a material adverse effect on the Company's and Tanon's major customers which, in turn, could have a material adverse effect on the Company's results of operations.

         At December 31, 1994, the Company had accounts receivable of approximately $2,150,000 from one of its major customers that has indicated to management of the Company as having cash flow difficulties. At the request of this customer, the Company agreed to extend the terms of this receivable by an additional 15 days to 75 days and said customer agreed to reimburse the Company by paying interest at market rates for the balance outstanding beyond normal terms. The Company evaluates this receivable balance continuously and maintains constant dialogue with management of the customer. As of December 31, 1995, the outstanding balance with this customer was approximately $715,000 and such receivable has been paid in accordance with the special terms. Recently, the level of sales with this customer has been substantially reduced. The loss of such sales has been offset, in part, by the increased sales to another current customer of the Company.


         Between December 31, 1993 and December 31, 1994, total accounts receivables increased from $3,598,000 to $5,958,000 representing an increase of $2,360,000 or 65.6%. The increase was primarily due to an increase in sales in the fourth quarter of 1994 from the fourth quarter of 1993 of $2,496,000, including sales to the customer discussed in the immediately preceding paragraph. The balance at September 30, 1995 is $12,689,000, which is an increase of $6,731,000 from December 31, 1994 which is attributable primarily to the consolidation of Tanon.

Availability of Raw Materials

         The Company relies on third-party suppliers for components which it uses in its assembly processes. At various times in the electronics industry there have been shortages of these kinds of components. While management believes that these shortages have not impacted significantly its performance in the past, if shortages should occur in the future, the Company may be forced to delay manufacturing and shipments, which could have a material adverse effect on the Company's results of operations.

Competition

         The Company competes with numerous domestic and offshore contract manufacturers as well as the in-house manufacturing capabilities of certain of its existing and potential customers. Some of the Company's competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors in contract manufacturing are technology, quality, service, price and ability to deliver finished products on a timely and reliable basis. The Company's inability to compete effectively in any of these areas could have a material adverse effect on the Company's business.


                                      (11)

Environmental Compliance and Current Litigation

         The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could restrict the Company's ability to expand its facilities or require the Company to acquire costly equipment or to incur other expenses to comply with environmental regulations, or incur fines and penalties.

         In addition, there are two lawsuits presently pending which involve environmental claims against EAI, namely, the Lemco Associates lawsuit and the Bridgeport Rental and Oil Services Superfund Site lawsuit. In October, 1992, Lemco Associates L.P., a limited partnership ("Lemco"), the owner of property previously owned by EAI, initiated an action against EAI and others alleging, among other things, that the defendants created environmental contamination at the property and is seeking damages in unspecified amounts. EAI has denied Lemco's allegations, asserted numerous defenses to the claims asserted and made cross claims for indemnification and contribution against co-defendants and others. In addition, the Company has made a demand upon its insurance carriers for coverage for the claims made by Lemco and cross claims and third party claims may be filed against these insurance companies seeking indemnification against these claims. To date, the Company's insurance carriers have agreed to pay 71% of its defense costs under a reservation of rights. Discovery in this matter is ongoing. By letter dated March 30, 1995, Lemco has provided the Company with a statement of its remediation costs to date, as well as an estimate of future remediation costs associated with the contamination for which it seeks recovery in this action. Specifically, Lemco claims that it has expended approximately $424,000 in remediation costs, including fees for legal oversight and consultation. It further estimates that its future remediation costs will amount to approximately $4,900,000. Such amount is included in a report made by Lemco's environmental consultants based on their current assessment of the extent of contamination and the method and period required to complete the remediation. Further, by letter dated June 7, 1995, Lemco has provided the Company with an appraisal report made by a real estate appraisal company engaged by Lemco in support of Lemco's claim for diminution in the value of the property. Such report states that it is the appraisal company's opinion that the market value of the property as of May 23, 1988 was $3.6 million and as of April 14, 1995 was $750,000. The appraisal company subsequently increased its 1995 valuation to $960,000. Based on the foregoing, management believes that the range of possible loss in this matter ranges from zero to approximately $7.8 million, not including costs and expenses, such as legal and expert fees, which will be incurred in connection with this matter, and not taking into account the amount of any loss which may be offset by insurance coverage as discussed above. The Company and its consultants recently completed the investigation and evaluation of additional information recently received from Lemco and have determined that Lemco's remediation cost estimates are premature and conceptual in nature. In addition, an independent analysis of the site to determine the appropriateness of Lemco's claims and of the estimated cost of remediation has not been completed; therefore, it is not possible to predict its outcome at this time. Moreover, there is no assurance that the outcome of this matter will come within the above-mentioned range of possible loss.

         The second matter involves environmental claims against EAI and others regarding the Bridgeport Rental and Oil Services Superfund Site in Logan Township, New Jersey (the "B.R.O.S. Site"). By letter dated August 31, 1988, the United States Environmental Protection Agency ("EPA") notified EAI that the EPA had identified EAI as one of the parties potentially responsible for clean up costs at, and for any other possible damages in connection with, the B.R.O.S. Site. EAI's alleged connection to the B.R.O.S. Site is through Rollins Environmental Services, Inc. ("Rollins") which is a waste transporter that was allegedly hired by EAI to transport certain waste material alleged to be hazardous from EAI's operations for appropriate disposal. Information in the EPA's files suggests that the EPA is likely to assert that one shipment of waste allegedly generated by EAI and presumed to constitute less than one quarter of one percent of the total liquid waste allegedly released at the B.R.O.S. Site, was delivered to the B.R.O.S. Site in 1973 by Rollins. On March 29, 1989, the New Jersey Department of Environmental Protection and Energy ("DEPE") issued an administrative


                                      (12)
directive under New Jersey's Spill Compensation and Control Act to over one hundred companies, including EAI, demanding payment by May 15, 1989 of $9,224,189 as DEPE's share of remedial costs at the B.R.O.S. Site. By letter dated August 29, 1989, and by similar letters to fifty-seven other alleged waste generators, or transporters of waste allegedly released at the B.R.O.S. Site, the EPA demanded that the targeted companies, individually or jointly, pay to the "EPA Hazardous Substances Trust Fund" the sum of $17.8 million by September 29, 1989 in full reimbursement of past costs incurred by the EPA in connection with the B.R.O.S. Site. The EPA estimated at that time that the costs of the remaining remedial work will be in the range of $70 - $100 million. On May 15, 1989, a group of companies among those which had received demands from DEPE, including EAI, without admitting liability, made a "good faith" payment of $1,344,500 in response to DEPE's directive demanding payment of $9,224,189. EAI's share of this payment was $5,000. On September 29, 1989, a group of companies, including EAI, targeted by the EPA responded to the EPA's demand letter for past costs of $17.8 million by declining to make any payments at that time and by offering to negotiate a settlement of the EPA's claims. Litigation has been initiated in the federal courts with respect to the remediation alleged to be required at the B.R.O.S. Site. EAI is not a party to this litigation but is participating in informal discovery and settlement negotiations with respect to the federal court actions without admitting liability. Rollins has agreed to pay administrative expenses which may be assessed against EAI in connection with its participation in the settlement process as well as defend EAI should EAI be sued after participating in the settlement process. Rollins has not agreed to assume any liability that any of its customers may incur as a result of these claims, including liability for any amount that EAI may agree to pay in settlement. EAI has pursued insurance coverage for these claims. To date, one carrier has responded, has agreed to pay one-third of EAI's defense costs and has otherwise reserved rights. The other carrier to which EAI has submitted the B.R.O.S. claims has denied coverage on grounds that EAI believes are without merit under New Jersey law. This insurance company advised EAI that it has no information at this time that would support EAI's claim of coverage under any of the policies issued by it to EAI. EAI has asked for reconsideration of its position and is awaiting a response. Based solely upon the alleged single shipment of waste generated by EAI and presumed to constitute less than one quarter of one percent of the total liquid waste allegedly released at the B.R.O.S. Site discussed above, management believes that the range of possible loss in this matter ranges from zero to approximately $300,000, not including costs and expenses which will be incurred in connection with this matter which are not paid by Rollins as discussed above, and not taking into account the amount of any loss which may be offset by insurance coverage as discussed above or which may be recoverable from Rollins based on indemnification claims. Settlement discussions in this matter are ongoing and the Company's participation in such settlement discussions has been limited to date; therefore, it is not possible to predict its outcome at this time. Moreover, there is no assurance that the outcome of this matter will come within the above-referenced range of possible loss.

Dependence on Key Executives

         The Company is continually assessing and evaluating its management team. The Company is and will continue to be dependent upon the ability and experience of its executive officers. There can be no assurance that the Company will be able to retain experienced management. If, for any reason, the Company is unable to retain such management, the Company's operations could be adversely affected.

Possible Volatility of Stock Price

         The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics industry, general conditions in the economy and other factors, including the relatively small number of shares held publicly.


                                      (13)

Limitation of Net Operating Loss Carryforward

         A limitation on the ability to utilize a portion of the Company's net operating loss carryforwards, which amounted to approximately $23.4 million as of December 31, 1994, may result if future stock ownership changes exceed certain thresholds as defined in Section 382 of the Internal Revenue Code of 1986.

Future Sales of Common Stock

         At December 31, 1995, the Company had approximately 15,690,000 shares of Common Stock outstanding. Of these shares, approximately 7,500,000 shares are "restricted" or "affiliate" securities as such terms are defined in the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption contained in Rule 144. The Company has granted certain holders of restricted or affiliate shares of Common Stock certain rights which enable such holders to require the Company to register shares of Common Stock held by them, including without limitation, (i) the 1,200,000 shares included in the February Units sold in the February 1994 Private Placement, (ii) the 2,500,000 shares included in the June Units sold by the Company in the June 1994 Private Placement, (iii) the 1,482,744 shares purchased upon exercise of the Class C Warrants included in the June Units sold by the Company in the June 1994 Private Placement, and (iv) the 1,538,000 shares issued to stockholders of Tanon upon consummation of the Tanon Acquisition on January 4, 1995. Of such shares, 5,925,000 shares are covered by currently effective registration statements. To the Company's knowledge, none of the Company's approximately 7,500,000 restricted or affiliated securities outstanding as of December 31, 1995 are currently for sale in the public in reliance upon Rule 144. However, since such date an aggregate of 800,000 of such shares have been resold by four shareholders. As of December 31, 1995, the Company has granted to employees and others options to purchase up to approximately 7,337,937 shares of Common Stock, of which approximately 4,020,000 shares are covered by currently effective registration statements. The Company has also issued warrants which are exercisable for an aggregate of approximately 5,600,000 shares of the Company's Common Stock and which contain certain registration rights for the underlying shares. Of such warrants, 3,876,084 shares (including without limitation, the shares underlying the Class A Warrants and Class B Warrants issued in the February 1994 Private Placement) are included in the Company's currently effective registration statement. Also, in offerings exempt from the registration provisions under the Securities Act, (i) on April 14, 1995, the Company completed the sale of 525,000 shares of Common Stock; (ii) on July 21, 1995, the Company completed the sale of 416,667 shares of Common Stock, (iii) on September 19, 1995, the Company completed the sale of convertible debentures in the principal amount of $3,150,000, which debentures were subsequently converted into 700,000 shares of Common Stock, (iv) on October 2, 1995, the Company completed the sale of convertible debentures in the principal amount of $450,000, which debentures were subsequently converted into 100,000 shares of Common Stock; (v) on November 22, 1995 and November 28, 1995 the Company completed the sale of convertible debentures in the principal amount of $2,200,000 to four purchasers, which debentures may be converted into shares of Common Stock as set forth in the subscription agreements in connection therewith (the "Convertible Debentures"); and (vi) on December 29, 1995, the Company completed the sale to two purchasers of convertible notes in the aggregate principal amount of $10,000,000, which notes are convertible into shares of Common Stock as set forth therein (the "Convertible Notes"). The purchase agreements pursuant to which the shares were sold in the April 14 and July 21 offerings contain adjustment provisions which in the case of the shares sold on April 14, 1995 required the issuance of an additional 15,712 shares without additional consideration, and in the case of the shares sold on July 21, 1995 did not require the issuance of any additional shares. Further, to fund its obligations under the Preincorporation Agreement in contemplation of the Joint Venture with IAI, the Company sold 1,458,333 shares of its Common Stock in an offering exempt from the registration provisions under the Securities Act, which shares were subject to certain adjustment provisions set forth in the purchase agreements in connection therewith and which resulted in the issuance of an additional 59,281 shares without additional consideration. The Company also issued an aggregate of 140,719 shares to Moshe Wertheim and Control Centers Ltd. in connection with

                                      (14)
the consummation of the Joint Venture with IAI.

The shares are subject to certain registration rights which have been granted to the holders of such shares by the Company. In addition, the shares underlying the debentures sold in the November 1995 offering and the convertible notes sold in the December 29 offering are included in the registration statement of which this Prospectus is a part. Possible or actual sales made under Rule 144, or pursuant to exemptions under the Securities Act, or pursuant to registration rights, of the aforementioned shares of Common Stock or shares of Common Stock issued upon the exercise of the aforementioned stock options or warrants may have a material adverse effect upon the market price of the Company's Common Stock.

Control by Board of Directors

         As of December 31, 1995, all officers and directors of the Company as a group beneficially owned approximately 1,755,472 shares or 10.6% of the outstanding Common Stock or options or warrants exercisable for Common Stock, assuming the exercise of presently exercisable options and warrants held by such persons. Consequently, the Board of Directors can and will be able to continue to exercise significant influence over the Company and its affairs.

Possible Issuances of Preferred Stock

         Shares of Preferred Stock of the Company may be issued by the Board of Directors of the Company, without shareholder approval, on such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability to issue Preferred Stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the Company. The Company has no outstanding Preferred Stock.

Provisions with Possible Anti-Takeover Effect

         The New Jersey Business Corporation Act ("NJBCA") provides that in determining whether a proposal or offer to acquire a corporation is in the best interests of the corporation, the corporation's board of directors may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers, (b) the effects on the community in which the corporation operates and (c) the long-term as well as short term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation and if, based on these factors, the board of directors determines that any such offer is not in the best interest of the corporation, it may reject the offer. The New Jersey Shareholders Protection Act (the "Protection Act"), prohibits a publicly held New Jersey corporation with its principal executive office and significant business operations in New Jersey from engaging in any business combination with an "Interested Shareholder" (defined generally as a beneficial owner of 10% or more of the outstanding voting stock) for a period of five years from the date the Interested Shareholder became an Interested Shareholder, unless such transaction is approved by the board of directors prior to the date the shareholder became an Interested Shareholder. In addition, the Protection Act prohibits any business combination at any time with an Interested Shareholder other than a transaction that (i) is approved by the board of directors for the applicable company prior to the date the Interested Shareholder became an Interested Shareholder; or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Shareholder at a meeting called for that purpose; or (iii) satisfies certain stringent price and terms criteria.

         The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors of the Company shall be divided into three classes, each of which serves for a three year term, with one class standing for election every year. As a result, it ordinarily requires two annual meeting cycles and more than one


                                      (15)
year for stockholders holding a majority of the shares to elect a majority of the Board. The Company has also adopted a Shareowners Rights Plan, pursuant to which it has granted to shareholders one Preferred Stock Purchase Right for each outstanding share of Common Stock. Under certain conditions, each Right entitles shareholders to purchase one 1/100th of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $11.00, which Rights expire in 1998. The Rights are exercisable only if a person or group acquires 15% or more of EAI's outstanding Common Stock (except in a transaction directly with the Company which the Board determines is in the best interests of shareowners) or commences a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock. In the event a person or group acquires 15% or more of EAI's outstanding Common Stock (except in a transaction directly with the Company which the Board determines is in the best interest of shareowners) each Right will entitle all other holders to receive, upon exercise, EAI Common Stock with a value of twice the exercise price. In addition, at any time after a 15% position is acquired, the Board of Directors may, at its option, require each outstanding Right to be exchanged for one share of Common Stock. Further, if EAI is acquired in a merger or other business combination transaction after the Rights become exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a value at that time of twice the Right's exercise price.

         These provisions of New Jersey Law, the Company's Certificate of Incorporation and By-Laws, and Preferred Stock Purchase Rights Plan could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such event could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's Common Stock.


                                      (16)

                                 USE OF PROCEEDS

         The Company will not receive any portion of the proceeds of the resale of the Shares by the Selling Securityholders at the conversion of the Convertible Notes and Convertible Debentures. However, approximately $12,200,000 of liabilities of the Company as of December 31, 1995 would be converted to equity upon the conversion of the Convertible Notes and Convertible Debentures, assuming the exercise in full of the Convertible Notes and Convertible Debentures. As of the date of this Prospectus, none of the Debenture Holders had converted his or her Convertible Notes or Convertible Debentures. There can be no assurance that any of the Convertible Debentures will be converted; however, the terms of the Convertible Notes state that if the entire principal amount of the Convertible Notes has not been converted as of the date of their maturity (December 29, 1997), such Convertible Notes shall convert into shares of Company's Common Stock as of the maturity date. The Company could receive gross cash proceeds of up to approximately $3,625,000 from the issuance of shares included in this registration statement upon the exercise of certain warrants. As of the date of this Prospectus none of the warrant holders has exercised its warrants, and therefore no proceeds have been received. There can be no assurance that any of the warrants will be exercised.




                                      (17)

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth historical consolidated financial data of the Company for the nine-month periods ended September 30, 1995 and September 30, 1994 and for each of the years in the five-year period ended December 31, 1994. The selected historical consolidated financial data for each of the years ended December 31, 1990 through 1994 presented below were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The financial data of the Company for the nine-month periods ended September 30, 1995 and September 30, 1994 were derived from the unaudited consolidated condensed financial statements of the Company. The results for the nine-month periods ended September 30, 1995 and September 30, 1994 are not necessarily indicative of results for the full year or any future period. This data should be read in conjunction with the Company's financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the Company's Form 10-K, as amended on Form 10-K/A dated April 28, 1995, filed for the year ended December 31, 1994 and Form 10-Q filed for the quarter ended September 30, 1995.



                                                               (in thousands, except per share data)
                                           Nine-Month Period Ended
                                           September     September
                                              30            30                           Year Ended December 31,
                                     ----------------------------------------------------------------------------------------------
                                             1995          1994         1994         1993         1992         1991         1990
-----------------------------------------------------------------------------------------------------------------------------------
                                           Unaudited     Unaudited

Operating Results:                           (Note 1)
Sales from Continuing
 Operations                                  $ 56,128     $ 22,491     $ 30,539     $ 26,024     $ 22,248     $ 22,933     $ 19,620
Provision (Credit) for
 Restructuring                                   --           --          2,400          (68)         285         --           --
Loss from Continuing
  Operations Before Taxes                    $ 26,871     $   (868)      (4,784)      (5,348)      (3,524)      (6,811)        (497)
Loss from Continuing
  Operations                                 $ 26,871     $   (868)      (4,784)      (4,664)      (3,189)      (5,227)        (334)
Income from Discontinued
  Operations                                 $   --           --           --          1,327          651        1,531          793
Net Income (Loss)                            $(26,871)    $   (868)      (4,784)      (3,337)      (2,538)      (3,696)         459
Income (Loss) per
  Common Share:
  Continuing Operations                      $  (2.35)    $   (.20)        (.95)       (1.76)       (1.22)       (2.02)        (.12)
  Discontinued Operations                    $   --           --           --            .50          .25          .59          .28
  Net Income (Loss)                          $  (2.35)    $   (.20)        (.95)       (1.26)        (.97)       (1.43)         .16
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Current Assets                             $ 32,128         --         16,969        7,355       14,547       12,267       12,168
  Current Liabilities                        $ 24,067         --         12,603        8,614       11,594        5,019        4,339
  Working Capital                            $  8,061         --          4,366       (1,259)       2,953        7,248        7,829
  Net Property and
   Equipment                                 $  6,894         --          2,719        3,603        4,344        2,351        2,610
  Total Assets                               $ 55,799         --         22,845       12,762       19,836       14,805       15,153
  Long-Term Debt                             $  5,134         --            690        1,820        1,678          605          703
  Shareholders' Equity
   (Deficit)                                 $ 20,302         --          7,244         (546)       2,776        5,137        9,671
  Common Shares
   Outstanding                                 14,976         --          8,108        2,661        2,646        2,588        2,602
  Book Value per
   Common Share                              $   1.36         --            .89         (.21)        1.05         1.99         3.72
-----------------------------------------------------------------------------------------------------------------------------------
Other Data:
  Number of Shareholders
    of Record                                   4,314         --          4,447        4,600        4,718        4,877        4,969
  Number of Employees                             464         --            334          315          458          368          379
  Orders Received                            $ 81,607         --         30,326       18,805       31,592       20,064       24,656
  Sales Backlog at End of
    Period                                   $ 44,719         --         19,240       19,453       26,676       17,260       20,239
-----------------------------------------------------------------------------------------------------------------------------------

Note (1): 1995 amounts include the results of Tanon Manufacturing, Inc.
          from the date of the Tanon Acquisition (January 4, 1995), EAI's equity in the results of BarOn Technologies Ltd. from the date of the BarOn Investment (January 16, 1995), and EAI's equity in the results of the JVA with Israel Aircraft Industries, Ltd. from the date of formation (August 8. 1995).



                                      (18)

                            PLAN OF DISTRIBUTION AND
                             SELLING SECURITYHOLDERS

     The Shares will be offered by the Selling Securityholders or their donees for resale by this Prospectus from time to time after the date hereof in one or more transactions on the NYSE, in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The following table sets forth as of January 15, 1996 (a) the name of each Selling Securityholder, (b) the nature of any position, office or other material relationship which the Selling Securityholder has had within the past three years with the Company, (c) the number of Shares owned prior to the offering, (d) the number of Shares to be offered for the Selling Securityholder's account, (e) the number of Shares to be owned by the Selling Securityholder after completion of the offering, and (f) the percentage of Common Stock to be owned by the Selling Securityholder after completion of the offering.


                                                                                                             Percentage
                                                                                          Number of          of Common
                                                         Number of                         Shares              Stock
                                   Relation-               Shares          Number of        Owned              Owned
Name of Selling                    ship to               Owned Prior        Shares          After              After
Securityholder                     Company(1)            to Offering       Offered        Offering(2)        Offering(2)
--------------                     ----------            -----------       ---------      -----------        -----------
Israel Aircraft Industries
Ltd.                                                      500,000          500,000(3)         -0-                 -0-

Jules Nordlicht                                           338,600          120,000(4)       218,600              1.14%

Mueller Trading, L.P.                                      60,000           60,000(4)         -0-                 -0-

Millennium Partners,                                      240,000          240,000(4)         -0-                 -0-
L.P.

David Schick                                               20,000           20,000(4)         -0-                 -0-

GFL Advantage Fund
Limited                                                 1,013,333        1,013,333(5)         -0-                 -0-

GFL Performance Fund                                    1,520,000        1,520,000(5)         -0-                 -0-
Limited

Moshe Wertheim                                            677,406           70,360(6)       607,046              3.17%

Control Centers Ltd.                                       94,072           70,359(6)        23,713          less than 1%

--------------------------------------

     (1) Except as expressly set forth in the table, none of the Selling Securityholders has had any relation to the Company within the past three years.

     (2) Assumes that all Shares which are registered are sold in the Offering. Also, calculation is based on approximately 15,690,000 shares of EAI Common Stock outstanding at December 31, 1995.

     (3) Represents a warrant to purchase up to 500,000 Shares of Company's Common Stock at the price of $7.25 per share, which warrant was granted in connection with the consummation of the Joint Venture between Company and IAI.

     (4) Represents shares of Company's Common Stock into which certain 10% convertible subordinated debentures in the aggregate principal amount of $2,200,000 issued by the Company to (i) Millennium Partners, L.P. and Jules Nordlicht on November 22, 1995, and (ii) Mueller Trading, L.P. and David Schick on November 28, 1995, are convertible. For purposes of determining the number of shares of Company's Common Stock to include in this registration statement, the Company assumed a conversion price of $5.00 per share. The actual number of shares of Common Stock to be issued upon the conversion of the debentures will be equal to the principal amount of the debentures divided by a conversion price equal to 80% of the average of the closing price of the Company's Common Stock


                                      (19)
as traded on the New York Stock Exchange for the five days immediately preceding the date of notice of conversion to the Company, provided that in no event shall the conversion price exceed $6.00 per share of Common Stock.

     (5) Represents (i) shares of Company's Common Stock into which certain 7% convertible notes in the aggregate principal amount of $10,000,000 issued by the Company on December 29, 1995 to (a) GFL Advantage Fund Limited and (b) GFL Performance Fund Limited, are convertible, and (ii) shares of Company's Common Stock which may be issued, at Company's election, in lieu of payment of interest due on the notes. For purposes of determining the number of shares of Company's Common Stock to include in this registration statement, the Company assumed a conversion price of $4.50 per share. The Company is obligated, pursuant to a registration rights agreements with each of GFL Advantage Fund Limited and GFL Performance Fund Limited, to register at least 2,500,000 shares of Company's Common Stock pursuant to the convertible notes. The actual number of shares of Common Stock to be issued upon the conversion of the debentures will be equal to the principal amount of the debentures divided by a conversion price equal to the average of the closing price of the Company's Common Stock as traded on the New York Stock Exchange for the five days immediately preceding the date of receipt of a notice of conversion by the Company. In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the notes to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion price as aforesaid. In no event shall either GFL Advantage Fund Limited or GFL Performance Fund Limited (collectively the "Funds") be entitled to convert the principal amount of the convertible notes into a number of shares of Company's Common Stock which, in the aggregate, would result in the beneficial ownership by either of the Funds or any person associated with, or serving as an advisor to, the Funds, of more than 4.9% of the outstanding shares of Company's Common Stock.

     (6) Represents shares of Company's Common Stock issued in exchange for services rendered in connection with the formation of the Joint Venture with IAI.



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                                  LEGAL MATTERS

     The validity of the shares being offered hereby will be passed upon for the Company by Mesirov Gelman Jaffe Cramer & Jamieson, 1735 Market Street, Philadelphia, Pennsylvania 19103-7598. Richard P. Jaffe, a partner of such law firm, is the Secretary of the Company.

                                     EXPERTS

     The audited financial statements and schedules of EA Industries, Inc., incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements and schedules of Tanon Manufacturing, Inc. as of and for the year ended December 31, 1994, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of Tanon Manufacturing, Inc. as of and for the year ended December 31, 1993, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated therein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Tanon Manufacturing, Inc. as of December 31, 1992 and for the years ended December 31, 1992 and 1991, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been incorporated herein and in the Registration Statement in reliance upon the report of Shilling & Kenyon Inc., certified public accountants, incorporated therein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of BarOn as of December 31, 1994, 1993 and 1992, and for the years ended December 31, 1994 and 1993 and the period from inception in 1992 through December 31, 1992, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Luboshitz, Kasierer & Co. and Yosef Shimony, independent public accountants, as indicated in their reports with respect thereto, and have been included herein in reliance upon the authority of said firms as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officers fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to


                                      (21)
act in good faith, or knowingly violating or obtaining an improper personal benefit. These provisions do not have any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

     Article 37 of the Company's by-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's by-laws, agreement, vote of the shareholders or directors or otherwise. The Company's by-laws specify that the right to indemnification is a contract right, enforceable against the Company with respect to any act or omission which occurs while such by-law provision is in effect, even if such by-law provision is not in effect when the claim for indemnification is made.

     The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

     The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgements, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

     These provisions of the Company's Certificate of Incorporation and By-laws apply only to claims against a director or officer arising out of his service in such a capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore is unenforceable.



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